UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 19, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☒          Form 40-F  ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes  ☐          No  ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:
Name   Stuart MacKenzie
Title:   Group Secretary & General Counsel
Date: September 19, 2007

19 September 2007
LGL commences trading on TSX
Shares in Lihir Gold Ltd (LGL) successfully commenced trading on the Toronto Stock Exchange overnight.
A total of 2.38 million shares were traded, with the share price increasing from a first trade of CAD$3.00 (~A$3.50) to a closing price of CAD$3.20 (~A$3.74).
LGL is the largest company to be listed on the TSX this year, with a market capitalisation now exceeding CAD$6 billion. The company is the fifth largest gold company listed on the TSX, where the company trades under the ticker symbol LGG.
Chief Executive Arthur Hood said the commencement of trading on the TSX was an important step for LGL, providing investors in the North American markets with increased access to the company’s stock.
“This is a great start to our TSX listing and we are delighted with the performance of the stock on the first day. Over time, we expect to see a gradual increase in share ownership in Canada, where investors currently hold just 3% of LGL shares,” Mr Hood said.
“As one of the largest mining exchanges in the world, TSX offers an important avenue for the company to increase its share ownership in the region, and we look forward to welcoming new investors through the TSX,” he said.
The Australian Securities Exchange will continue as LGL’s primary exchange, and LGL shares will continue to trade on the Port Moresby Stock Exchange and NASDAQ. The trading symbol on ASX and Pomsox remains as “LGL”, and on NASDAQ it is “LIHR”.
For further information:
Joe Dowling, General Manager Corporate Affairs
Brisbane, Australia. +617 3318 3308, +61421 587 755
Greg Taylor, Investor Relations Officer
Toronto, Canada. Bus / Cell: +416 605-5120
LIHIR GOLD LIMITED
Incorporated in Papua New Guinea, ARBN 069 803 998